April 28, 2005

Mr. Ernest Greene,
U.S. Securities and Exchange Commission,
450 Fifth Street, N.W.,
Washington, D.C. 20549.

Re:                               Amcor Limited

Dear Mr. Greene:

Further to your discussions with Jeffrey Browne and Burr Henly of Sullivan & Cromwell, we enclose the relevant minutes of the meeting of the Board of Directors of Amcor Limited held on December 6, 2004 (the “Minutes”).

Amcor Limited is supplementally providing the Minutes for the information of the Staff of the Securities and Exchange Commission in connection with the Staff’s review of Amcor Limited’s annual report on Form 20-F for the period ended June 30, 2004 (the “20-F Review”).  The Minutes are being provided on the basis that they will be kept strictly confidential and not disclosed to third parties.  The Minutes contain reference to legal advice to which a claim of legal privilege attaches.  Please be advised that by producing the Minutes to the Commission staff, Amcor Limited does not intend to waive the protection of the attorney work product doctrine, the attorney-client privilege, or any other privilege applicable as to third parties.  Pursuant to Rule 12b-4 under the Securities Exchange Act of 1934, as amended, Amcor Limited requests that the copy of the Minutes provided under cover of this letter will be returned to Amcor Limited at the conclusion of the 20-F Review and that no copies of the Minutes will be retained by the Staff.  A stamped envelope has been enclosed to facilitate return of the Minutes.

Very truly yours,

/s/ PETER DAY

Peter Day
(Chief Financial Officer)

Mr. Ernest Greene

cc:	Patrick Ryan
Paul Meadows
(Allens Arthur Robinson)

Jeffrey F. Browne
Burr Henly
(Sullivan & Cromwell)